Exhibit 99.4

2026 ASCO ANNUAL MEETING

Phase 1 Trial Results for IMA203CD8, a PRAME-Targeted T-cell Receptor (TCR) T-cell Therapy, in Ovarian Cancer

Antonia Busse[1], Winfried Alsdorf[2], Oladapo O. Yeku[3], Sarah E. Taylor[4], Dejka M. Araujo[5], Dirk Jaeger[6], Katrin Wetzko[7], Amir A. Jazaeri[8], Samer Ali Srour[8], Martin Wermke[9], Alexander Mustea[10], Friedrich Vollmer[11], Norbert Hilf[11], Nataliia Chorna[11], Cedrik Michael Britten[11], Tobias Albert Wilhelm Holderried[12]

[1]Charite Medical University Hospital, Berlin, Germany; [2]Department of Hematology and Oncology University Hospital Hamburg Eppendorf, Hamburg, Germany; [3]Massachusetts General Hospital, Harvard Medical School, Boston, MA; [4]Department of Obstetrics, Gynecology and Reproductive Services, University of Pittsburgh Medical Center, Pittsburgh, PA; [5]MD Anderson Cancer Center, Houston, TX; [6]Department of Medical Oncology, National Center for Tumor Diseases (NCT), Heidelberg University Hospital, Heidelberg, Germany; [7]University Hospital Dresden, Dresden, Germany; [8]The University of Texas MD Anderson Cancer Center, Houston, TX; [9]TU Dresden University of Technology, NCT/UCC Early Clinical Trial Unit, Dresden, Germany; [10]Department of Gynecology and Gynecological Oncology, Bonn University Hospital, Bonn, Germany; [11]Immatics Biotechnologies GmbH, Tübingen, Germany; [12]University of Bonn, University Hospital Bonn, Medical Clinic and Polyclinic III Internal Medicine with a focus on Oncology, Hematology, and Rheumatology, Bonn, Germany

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
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Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- IMA203CD8 is a one-time autologous TCR T-cell therapy targeting the cancer-associated antigen PRAME, which is broadly expressed in gynecologic cancers and represents a novel target for immunotherapies in this patient population
- IMA203CD8 demonstrates a predictable and manageable tolerability profile and encouraging dose-dependent activity in patients with advanced gynecologic cancers
- These findings support further development of IMA203CD8 to define its therapeutic potential in patients with gynecologic and other PRAME-positive cancers

HLA: human leukocyte antigen; PRAME: preferentially expressed antigen in melanoma; TCR: T-cell receptor

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
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Data cutoff Mar 30, 2026
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IMA203CD8 is a Systemic TCR T-cell Therapy Designed to Target the Intracellular Tumor Antigen PRAME

PRAME is expressed in >50 cancers

Indication	% PRAME+ patients[a]
Cutaneous Melanoma	95%
Uterine Carcinoma	**95%**
Uterine Carcinosarcoma	**95%**
Synovial Sarcoma	95%
Uveal Melanoma	90%
Mucosal Melanoma	90%
Ovarian Carcinoma Subtypes[b]	**85%**
Squamous Cell NSCLC	70%
Triple-negative Breast Carcinoma	65%
Small Cell Lung Cancer	45%
Esophageal Carcinoma Subtype	45%
Kidney Carcinoma Subtype	40%
Cholangiocarcinoma	35%
HER2-Enriched Breast Carcinoma	30%
Adenocarcinoma NSCLC	25%
Head & Neck Squamous Cell Carcinoma	25%
Hepatocellular Carcinoma	20%
Bladder Carcinoma	20%

Mechanism of action


Engineered PRAME-specific TCR
PRAME-HLA-A*02:01 complex
IMA203CD8
CD4/CD8 T cells expressing CD8αβ
Th1 cytokines and cytotoxic effector molecules
Intracellular PRAME
Other proteins
Proteasome
CD8αβ
Peptides
HLA-A*02:01

IMA203CD8 is an investigational therapy and its use has not been proven to be safe or effective. It has not been approved by the FDA or any other regulatory agency outside of the US.
[a] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq data (approximate values; values between 95-100% shown as 95%). [b] Includes the following subtypes: clear cell carcinoma, endometrioid carcinoma, serous cystadenocarcinoma; HLA, human leukocyte antigen; NSCLC, non-small cell lung cancer; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

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PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
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PRESENTED BY: Phase 1 Multicenter Trial of IMA203CD8 in PRAME+ Solid Tumors IMA203 - 101: NCT03686124; Based on initial safety data observed with anzu - cel (IMA203), IMA203CD8 dose escalation was initiated at DL3. Total TCR T cells calculated from defined number of TCR T cells /m 2 BSA per dose level x 1.8 m 2 BSA; a Dose level ≥ DL4c is evaluated “ IL - 2 , starting without IL - 2. If tolerable, add IL - 2 at the same dose or escalate to next dose without IL - 2; outpt IL - 2 admin . at investigator’s discretion. BID, twice daily; BSA, body surface area; DL, dose level; ECOG PS, Eastern Cooperative Oncology Group Performance Status; FU, follow - up; IL, interleukin; IU, international unit; PRAME, preferenti ally expressed antigen in melanoma; QD, daily; SOC, standard of care; SUBQ, subcutaneous; TCR, T - cell receptor. PRAME Testing Biopsy or archived tissue No longer required for indications with high PRAME prevalence, including ovarian and uterine cancer IMA203CD8 Manufacturing (~2 weeks) Lymphodepletion Fludarabine 30mg/m 2 Cyclophosphamide 500mg/m 2 Days - 6 to - 3 ц Low Dose IL - 2 a 1M IU SUBQ QD x 3d, then 1M IU SUBQ BID x 5d Leukapheresis HLA - A*02:01 Testing (blood) Patient Journey SCREENING / MANUFACTURING TREATMENT / OBSERVATION FU IMA203CD8 one - time infusion Enrichment at relevant DLs: ~1.4 – 10 billion total TCR T cells DL3 (n=1) ~0.36 - 0.86 x 10 9 total TCR T cells DL4a (n=6) ~0.87 - 1.44 x 10 9 total TCR T cells DL4c (n=2) ~1.45 - 2.16 x 10 9 total TCR T cells DL5 (n=5) ~2.17 - 3.6 x 10 9 total TCR T cells DL6 (n=8) ~3.6 - 7.2 x 10 9 total TCR T cells DL7 (n=5) ~7.2 - 10 x 10 9 total TCR T cells Dose Escalation Scheme Key Objectives Primary: • Tolerability • Determination of RP2D Secondary: • Efficacy • Pharmacokinetics Key Eligibility Criteria • Advanced or metastatic solid tumors • Age ≥ 18 years • ECOG PS 0 - 1 • HLA - A*02:01 positive • PRAME positive • No available SOC treatment options • Measurable disease (RECIST 1.1) • Adequate organ function Data cutoff Mar 30, 2026 Prof. Dr. med. Antonia Busse, A bstract #5509

Patient Disposition



Safety Population[a]
N=90
Cutaneous melanoma n=24
Uveal melanoma n=16
Mucosal melanoma n=3
Melanoma of unknown primary n=2
Acral melanoma n=1
Melanoma
n=46
Busse et al, ESMO-IO 2025
Synovial Sarcoma
n=12
Araujo et al, ASCO 2026
Gynecologic Indications
n=27
Other
n=5
Triple-negative breast cancer n=3
Lung adenocarcinoma n=1
NSCLC n=1
Busse et al, ESMO-IO 2025
n=1 pending first post-baseline scan
Efficacy-evaluable Population[b]
n=26
< DL4c
n=7
n=1 at DL3
n=6 at DL4a
≥ DL4c
n=19
Ovarian Carcinoma
n=6
Uterine Cancer
n=1
Ovarian Carcinoma
n=17
Uterine Cancer
n=2

[a] All patients who started lymphodepletion; [b] All patients who received IMA203CD8 infusion and had at least one post-baseline scan, progressive disease or death; DL, dose level; NSCLC, non-small cell lung cancer.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509

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Data cutoff Mar 30, 2026
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Patients Were Heavily Pretreated with Limited Treatment Options

Baseline Characteristics

	Ovarian Carcinoma n=24	Uterine Cancer[a] n=3
Age, median (range)	60 (35, 75)	52 (49, 55)
ECOG PS 1, n (%)	10 (42)	0
LDH ≥1 x ULN, n (%)	8 (33)	2 (67)
Tumor burden Target lesion SLD [cm], median (range)	6.2 (1.5, 21.6)	8.1 (1.1, 12.4)
Number of target tumor lesions, median (range)	2 (1, 5)	4 (1, 4)
Cancer subtype, high-grade serous, n (%)	21 (88)	1 (33)
Liver metastasis, n (%)	10 (42)	2 (67)
Peritoneal disease, n (%)	17 (71)	3 (100)
Platinum-resistant, n (%)	19 (79)	na

Treatment Experience

	Ovarian Carcinoma n=24	Uterine Cancer[a] n=3
Prior treatment, n (%)		
Radiation	4 (17)	1 (33)
Systemic treatment	24 (100)	3 (100)
Prior lines of systemic treatment		
Median, (range)	4 (1, 7)	2 (1, 3)
≥3, n (%)	22 (92)	1 (33)
Lines post-platinum resistance, med (range)	1 (0, 2)	na
Chemotherapy, n (%)	24 (100)	3 (100)
Lines of chemotherapy, median (range)	3 (1, 5)	1 (1, 1)
Platinum-based regimen, n (%)	24 (100)	3 (100)
Lines of platinum-based regimen, median (range)	3 (1, 4)	1 (1, 1)
Targeted therapies, n (%)		
Bevacizumab	18 (75)	-
PARPi	17 (71)	-
Checkpoint inhibitors	2 (8)	3 (100)

Dose	n=24	n=3
Total infused dose **TCR T cells [x10^9],** median (range)	3.3 (0.5, 12.5)	3.2 (1.3, 10.1)

n=27, includes all patients who started lymphodepletion; [a] Includes 1 patient with endometrial carcinoma; ADC, antibody-drug-conjugate; ECOG PS, Eastern Cooperative Oncology Group Performance Status; LDH, lactate dehydrogenase; na, not applicable; PARPi, PARP inhibitor; SLD, sum of longest diameter(s); TCR, T-cell receptor; ULN, upper limit of normal.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
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Safety in Patients with Gynecologic Indications (n=27[a])

TEAEs in ≥25% of patients

	Any Time	
Preferred term, n (%)	**Any grade**	**Grade ≥3**
Nausea	22 (81)	0
Neutropenia	20 (74)	20 (74)
Anaemia	18 (67)	17 (63)
Rash	16 (59)	3 (11)
Thrombocytopenia	16 (59)	11 (41)
Abdominal pain	13 (48)	2 (7)
Vomiting	12 (44)	0
Fatigue	11 (41)	0
Hypokalaemia	10 (37)	1 (4)
Constipation	9 (33)	0
Lymphopenia	9 (33)	9 (33)
Hypophosphataemia	8 (30)	2 (7)
Pyrexia	8 (30)	0
Hypomagnesaemia	7 (26)	1 (4)
Hyponatraemia	7 (26)	0

Adverse events of special interest

	Any Time
CRS, any grade, n (%)	**26 (96)**
Grade 1	12 (44)
Grade 2	12 (44)
Grade 3	2 (7)
HLH, any grade, n (%)	**2 (7)**
Grade 1	0
Grade 2	1 (4)
Grade 3	0
Grade 4	1 (4)
ICANS, any grade, n (%)	**2 (7)**
Grade 1	1 (4)
Grade 2	0
Grade 3	1 (4)

Overall manageable tolerability profile

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly grade 1-2, consistent with mechanism of action
- 2 DLTs:
  - DL5: Grade 3 ICANS
  - DL7: Grade 4 skin infection
- MTD not reached
- No IMA203CD8-related grade 5 events[b]

Tolerability across all indications: Busse et al ESMO-IO, 2025.
[a] Includes all patients who started lymphodepletion; [b] One grade 5 event at DL4a (~1.4 billion total TCR T cells) was deemed to be unlikely related to IMA203CD8 by investigator. Patient died from sepsis in the setting of IEC-HS. This event led to further modifications of eligibility criteria to exclude patients at higher risk for infectious complications or severe immune-related toxicities, together with IL-2 de-intensification; no further treatment-emergent fatal events were observed with escalating doses up to ~10 billion total TCR T cells. AE, adverse event; CRS, cytokine release syndrome; d, day; DL, dose level; DLT, dose-limiting toxicity; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; TCR, T-cell receptor; TEAE, treatment-emergent adverse event.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
Data cutoff Mar 30, 2026
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BOR in Patients with Gynecologic Indications at All DL (n=26[a])



<DL4c
≥DL4c
Tumor reduction: 78% (14/18)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline (RECIST 1.1)
25
0
-25
-50
-75
-100
Baseline
24
0
-7
-12
-21
-48
22
14
3
2
-8
-35
-38
-40
-40
-40
-44
-47
-61
-61
-67
-74
-100
-100
*
*
+
Uterine Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Uterine Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Ovarian Cancer
Uterine Cancer

Evaluable patients ≥DL4c	
ORR[b]	**63%** (12/19)
cORR[c]	**50%** (9/18)
DCR (at week 6)	**68%** (13/19)

Best overall response (RECIST 1.1)

- PD
- SD
- PR
- cPR
- CR
- cCR
- ▶ Ongoing

[a] Two patients with ovarian cancer at DL4a and DL5 deceased prior to first post-BL scan non-evaluable for assessment of tumor reduction, not depicted in plot but assessed for ORR calculation; [b] ORR: according to RECIST 1.1 at any post-BL scan, PD or death at any prior timepoint; [c] Confirmed ORR for patients with ≥2 post-BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. * For those patients who achieved a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; + Patient had a PR prior to CR. BL, baseline; BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; DL, dose level; (c)ORR, (confirmed) objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

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PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
Data cutoff Mar 30, 2026
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PRESENTED BY: PD Best overall response (RECIST 1.1) SD PR cPR CR cCR Ongoing Ovarian Cancer Indication Uterine Cancer # 'DWDFXW  RII       3RSXODWLRQ  *\Q2QF%XQGOH  ,0$  &'  LQ'/  FRUKLJKHU 6SLGHU3ORW 8WHULQH&DQFHU 2YDULDQ&DQFHU ,QGLFDWLRQ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67         0RQWKVSRVW7FHOOLQIXVLRQ              7DUJHW/HVLRQVIURP%DVHOLQH >@ &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI 3' %DVHOLQH 35 2QJRLQJ Months Post T - cell Infusion # Changes in Tumor Size Over Time in Patients with Gynecologic Indications at ≥DL4c (n=19 a ) a One patient with ovarian cancer at DL5 deceased prior to first post - BL scan non - evaluable for assessment of tumor reduction, not de picted in plot but assessed for ORR calculation. For those patients who achieved a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1; # Ongoing confirmed PR (RECIST 1.1) as of l ast scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase; patient off study at month 8 and receiving further anti - tumor treatment. BOR, best overall response; (c)C R, (confirmed) complete response; DCR, disease control rate; (c)ORR, (confirmed) objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease. Data cutoff Mar 30, 2026 Prof. Dr. med. Antonia Busse, A bstract #5509 • 89% (8/9) of confirmed responses ongoing • longest ongoing response at 12 months post infusion (metabolic complete response)

Conclusions

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- IMA203CD8 is a one-time autologous TCR T-cell therapy targeting the cancer-associated antigen PRAME, which is broadly expressed in gynecologic cancers and represents a novel target for immunotherapies in this patient population
- IMA203CD8 demonstrates a predictable and manageable tolerability profile and encouraging dose-dependent activity in patients with advanced gynecologic cancers
- These findings support further development of IMA203CD8 to define its therapeutic potential in patients with gynecologic and other PRAME-positive cancers

HLA, human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse, Abstract #5509
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Data cutoff Mar 30, 2026
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PRESENTED BY: University Hospital Dresden University Hospital Bonn University Hospital Hamburg Charité Berlin University Hospital Heidelberg TUM University Hospital Munich IMA203 - 101 Phase 1 Trial (patients with gynecologic indications) Sponsor: Immatics Massachusetts General Hospital University of Pittsburgh Medical Center UT MD Anderson United States Thank You – Trial Participants & Caregivers Germany Prof. Dr. med. Antonia Busse, A bstract #5509

PRESENTED BY: Appendix Prof. Dr. med. Antonia Busse, A bstract #5509

PRESENTED BY: 0 10 20 30 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 40 60 80 1002004006008001000 Days post-infusion V e c t o r c o p i e s / µ g D N A Long - Term IMA203CD8 T - cell Persistence in Peripheral Blood Prof. Dr. med. Antonia Busse Sustained persistence of IMA203CD8 T cells beyond 1 - year post - infusion represent an important prerequisite for durable clinical benefit Data cutoff Mar 30, 2026

Patients with Gynecologic Cancers Treated with IMA203CD8 at Doses ≥DL4c in Phase 1 (n=19)

Indication	No of prior systemic treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10⁹]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
Uterine Cancer	1	Pembrolizumab + Chemotherapy (carboplatin, paclitaxel)	3.15E+09	5	CR	-100	Ongoing response at 5.3 months PFS, deepened from initial PR	
OC, Fall tupe, perit.	4	Bevacizumab + chemotherapy (carboplatin, paclitaxel) PARPi Chemotherapy (caelyx, carboplatin) PARPi	3.08E+09	5	CR	-100	Response until 2.8 months PFS	Target lesion progression, new lesions
OC, Fall tupe, perit.	5	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + chemotherapy (carboplatin, paclitaxel) PARPi + chemotherapy (caelyx, carboplatin) Chemotherapy (carboplatin, cisplatin, gemcitabine) Chemotherapy (paclitaxel)	2.30E+09	5	cPR	-74.4	Response until 7.4 months PFS	Suspected clinical progression by clinical site in discrepancy to RECIST response due to tumor marker increase
OC, Fall tupe, perit.	4	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + chemotherapy (carboplatin, paclitaxel) PARPi + chemotherapy (carboplatin, gemcitabine) Chemotherapy (carboplatin, doxorubicin)	7.07E+09	6	cPR	-66.9	Ongoing response at 12.2 months PFS; metabolic complete response	
OC, Fall tupe, perit.	5	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, doxorubicin) Chemotherapy (carboplatin, gemcitabine) Chemotherapy (paclitaxel) Chemotherapy (docetaxel)	6.22E+09	6	cCR	-60.8	Ongoing response at 6.2 months PFS	
OC, Fall tupe, perit.	1	Chemotherapy (carboplatin, paclitaxel)	1.43E+09	4c	cCR	-46.7	Ongoing response at 5.3 months PFS	
OC, Fall tupe, perit.	6	Chemotherapy (carboplatin, taxol) PARPi Chemotherapy (carboplatin, caelyx) PARPi PARPi Chemotherapy (carboplatin, gemcitabine)	6.59E+09	6	cPR	-43.6	Ongoing response at 4.6 months PFS	
OC, Fall tupe, perit.	3	Bevacizumab + PARPi + chemotherapy (paclitaxel, docetaxel, carboplatin) Chemotherapy (doxorubicin, carboplatin, gemcitabine) Chemotherapy (carboplatin, cyclophosphamide)	4.16E+09	6	cPR	-40.2	Ongoing response at 3.0 months PFS	
OC, Fall tupe, perit.	4	Chemotherapy (carboplatin, taxol) Chemotherapy (carboplatin, gemcitabine) Chemotherapy (mitomycin) Chemotherapy (cisplatin, paclitaxel)	12.5E+9	7	cPR	-38.2	Ongoing response at 5.3 months PFS	

BOR, best overall response; DL, dose level; (c)CR, (confirmed) complete response; cPR, confirmed partial response; OC, ovarian cancer; PARPi, PARP inhibitor; PFS, progression free survival.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse
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Patients with Gynecologic Cancers Treated with IMA203CD8 at Doses ≥DL4c in Phase 1 (n=19)

Indication	No of prior systemic treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10^9]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
OC, Fall tupe, perit.	1	Chemotherapy (carboplatin, paclitaxel)	7.48E+09	7	cPR	-60.9	Ongoing response at 2.5 months PFS	
OC, Fall tupe, perit.	4	Chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, gemcitabine) PARPi + ICI + exp. Therapy Chemotherapy (paclitaxel)	11.0E+9	7	PR	-40	Unconfirmed response until 3.0 months PFS	Target and Non-target lesion progression
Uterine Cancer	3	Chemotherapy (carboplatin, paclitaxel) Exp. therapy (selinexor) TKI + ICI	10.1E+9	7	PR	-34.7	Ongoing unconfirmed response at 4.5 months PFS, deepened from initial SD	
OC, Fall tupe, perit.	5	Chemotherapy (carboplatin, taxol) Chemotherapy (carboplatin, paclitaxel) Bevacizumab Exp. therapy (AVB-001) Bevacizumab + Chemotherapy (carboplatin, gemcitabine, gemzar)	2.26E+09	4c	SD	-8.1	Disease stabilization until 3.0 months PFS	New lesions
OC, Fall tupe, perit.	4	PARPi + chemotherapy (carboplatin, paclitaxel) Bevacizumab PARPi + chemotherapy (caelyx, carboplatin) Chemotherapy (topotecan)	3.55E+09	6	PD	-40	Progressive disease at 1.5 months PFS	Target and non-target progression, new lesions
OC, Fall tupe, perit.	3	Bevacizumab + PARPi + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, doxorubicin) Chemotherapy (paclitaxel)	5.38E+09	6	PD	2.4	Progressive disease at 1.4 months PFS	New lesions
OC, Fall tupe, perit.	4	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + PARPi + chemotherapy (carboplatin, doxorubicin) Mirvetuximab Chemotherapy (topotecan)	6.46E+09	6	PD	2.6	Progressive disease at 1.4 months PFS	Non-target progression
OC, Fall tupe, perit.	3	PARPi + chemotherapy (carboplatin, taxol) Bevacizumab + chemotherapy (carboplatin, doxorubicin) ADC (PRO1184)	3.02E+09	5	PD	14.2	Progressive disease at 1.4 months PFS	Target and non-target progression, new lesions
OC, Fall tupe, perit.	3	Chemotherapy (carboplatin, paclitaxel) PARPi Chemotherapy (carboplatin, doxorubicin)	6.42E+09	7	PD	21.7	Progressive disease at 1.3 months PFS	Target lesion progression, new lesions
OC, Fall tupe, perit.	3	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Chemotherapy (caelyx, carboplatin) Chemotherapy (carboplatin, gemcitabine)	3.04E+09	5	PD	n/a	Progressive disease at 1.1 months	Death

BOR, best overall response; DL, dose level; (c)PR, (confirmed) partial response; SD, stable disease; PD, progressive disease; PARPi, PARP inhibitor; OC, ovarian cancer; PFS, progression free survival.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Prof. Dr. med. Antonia Busse
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